Unilever PLC	Unilever N.V.
Unilever House	PO Box 760
100 Victoria Embankment	3000 DK Rotterdam
London EC4Y 0DY	The Netherlands
Weena 455
T: +44 (0)20 7822 5252	3013 AL Rotterdam
F: +44 (0)20 7822 5951/5898
www.unilever.com	T: +31 (0)10 217 4000
F: +31 (0)10 217 4798
www.unilever.com

Cecilia Blye, Chief Office of Global Security Risk

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

13 January 2017

Dear Ms. Blye,

Re:                          Unilever N.V. (File No. 1-04547) and Unilever PLC (File No. 1-04546) (Unilever N.V. and Unilever PLC, together, “Unilever”)

I refer to your letter dated 30 December 2016, which set out comments of the Staff of the Division of Corporation Finance (the “Staff”) to the filings listed above. The text of the Staff’s comment is set out below, followed by our response.

1.                                      In your letter to us dated June 18, 2013, you described contacts with Syria and Sudan. Your Forms 6-K filed March 6, 2015 and March 7, 2014 provide disclosure that you had revenues from Syria and Sudan. As you are aware, Syria and Sudan are designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria and Sudan since your 2013 letter, whether through subsidiaries, distributors, resellers, affiliates or other direct or indirect arrangements. You should describe any products or services you have provided to Syria and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

Response to Comment 1:

As disclosed in the Unilever Group’s Form 20-F for the year ended 31 December 2015 filed on 23 February 2016 (the “20-F”), the Unilever Group is one of the world’s leading suppliers of consumer goods in the foods, home care and personal care product categories and sells these products in nearly all countries throughout the world.  The 20-F discloses various financial information, including turnover and operating profit and assets, on a category segment basis (Personal Care, Foods, Refreshment and Home Care) and also on a geographic basis (Asia/Africa, Middle East and Turkey/Russia, Ukraine and Belarus, The Americas, and Europe).  Other than with regard to the home countries of the Unilever Group (the United Kingdom and The Netherlands) and the United States, the Unilever Group does not generally disclose financial information on a country-specific basis.

As described in our letter to the Staff dated July 18, 2013, the Unilever Group did not have material business operations in Syria or Sudan at that time.  As described in more detail below, management of the Unilever Group believes that the Unilever Group has not since that time established, and does not currently have, material business operations or sales in Syria or Sudan.  Its business operations and sales in each of these countries relates to the marketing and sale of certain of its products, all of which are consumer goods in the foods, home care or personal care product categories.  As described below, the aggregate total revenues attributable to these two countries was less than 0.1% of the Unilever Group’s turnover during all periods presented.  Due to the immateriality of its operations and turnover in Syria and Sudan from a financial standpoint and the fact that the products which the Unilever Group markets and sells in these countries are all consumer goods products, the Unilever Group does not believe that these activities would be deemed material by a reasonable investor.

Unilever PLC	Unilever N.V.
Registered in England and Wales, number 41424	Registered office Rotterdam
Registered Office: Port Sunlight, Wirral	Commercial Register no 24051830
Merseyside CH62 4ZD	Vat no NL001868214B01

Syria:

The Unilever Group does not have a legal entity based in Syria and historically generated sales in Syria solely through a single third-party distributor; due to an escalation of the conflict in the region sales have temporarily ceased.  To the knowledge of management of the Unilever Group, no third party distributor working with the Unilever Group is owned or controlled by the Syrian government.

For the years ended December 31, 2013, 2014 and 2015 and the six month period ending June 30, 2016, turnover attributable to operations in Syria amounted to approximately €3.3 million, €5.4 million, €2.6 million and €nil, respectively.  For the periods in question, the Unilever Group’s turnover from its Syrian distributorship amounted to less than 0.1% of the Unilever Group’s total turnover.

The operations in Syria are managed out of Lebanon except for three individuals who were based in Syria and employed through a third party distributor until 2016.  Thereafter, due to changes in the business, the subsidiary of the Unilever Group restructured the arrangement and there is no longer any dedicated workforce based in Syria.

The Unilever Group does not have any agreements, commercial arrangements or other contracts with the government of Syria or, to the knowledge of management of the Unilever Group, with entities controlled by the government, except with respect to anti-counterfeiting training.  However, the applicable subsidiary of the Unilever Group and/or the third party distributor make tax, utility and other ordinary course payments incident to doing business in Syria.  These payments are made to the government of Syria and/or entities controlled by the government of Syria.

Sudan:

The Unilever Group does not have a legal entity based in Sudan and currently generates sales in Sudan through two third-party distributors.  To the knowledge of management of the Unilever Group, no third party distributor working with the Unilever Group is owned or controlled by the Sudanese government.

For the years ended December 31, 2013, 2014 and 2015 and the six month period ending June 30, 2016, turnover attributable to operations in Sudan amounted to approximately €22.2 million, €16.5 million, €20.3 million and €11.8 million, respectively.  For the periods in question, the Unilever Group’s turnover from its Sudanese distributorship amounted to less than 0.1% of the Unilever Group’s total turnover.

The Unilever Group rents a small office space in the premises of its third-party distributor in Sudan and has a team of 1 manager and 6 staff persons supporting its operations in Sudan.  Of these, 2 individuals have an employment contract with a subsidiary of the Unilever Group and 5 individuals are contracted from a third-party on behalf of a subsidiary of the Unilever Group by one of its third-party distributors in Sudan.

The Unilever Group does not have any agreements, commercial arrangements or other contracts with the government of Sudan or, to the knowledge of management of the Unilever Group, with entities controlled by the government, except a memorandum of understanding executed in order to aid the Sudanese Customs agency in its anti-counterfeiting efforts.  However, the applicable subsidiary of the Unilever Group and/or the third party distributors make tax, utility and other ordinary course payments incident to doing business in Sudan.  These payments are made to the government of Sudan and/or entities controlled by the government of Sudan.

2.                                      Please discuss the materiality of any contacts with Syria and Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

Response to Comment 2:

In determining that the Unilever Group’s contacts with Syria and Sudan are not material individually or in the aggregate, in addition to the quantitative and qualitative factors discussed above, management of the Unilever Group has considered other qualitative factors that a reasonable investor would consider important when making an investment decision, including the potential impact of such contacts upon the Unilever Group’s reputation and share value, and whether such contacts constitute a material investment risk for the Unilever Group’s security holders. The primary qualitative factors considered by management of the Unilever Group were:

•                                          the nature of the products sold by the Unilever Group — all such products are consumer goods in the foods, home care and personal care product categories, which are generally used by individuals in their day-to-day lives for personal matters;

•                                          the Unilever Group’s 20-F discloses that the Unilever Group sells products in nearly all countries throughout the world, and thus investors, consumers and analysts are aware that the Unilever Group might have operations in countries identified as state sponsors of terrorism;

•                                          Syria and Sudan are generally emerging economies with limited resources, where individuals residing in such nations may have difficulty obtaining food, home care and personal care products of the type that the Unilever Group sells in such countries, and the sale of such products to such individuals could improve the quality of their lives and thus be looked upon favourably by investors, consumers and analysts;

•                                          certain investors have preferences or policies, and certain U.S. states have adopted regulations, regarding investing in companies who do business in countries identified as state sponsors of terrorism and that these preferences, policies or regulations may discourage or restrict investment in the Unilever Group;

•                                          certain investors have views that diverge from the preferences, policies or regulations referred to above, and such investors may not be discouraged or restricted from investments in the Unilever Group;

•                                          the lack of any U.S. entity of the Unilever Group having a presence in, or being a party to any distributor arrangement involving, Syria and Sudan;

•                                          the Unilever Group has no assets or liabilities in Syria and Sudan and its operations there are limited, not only from a quantitative point of view, but also in scope in that the Unilever Group has limited or no operations in those countries compared to its operations in other parts of the world;

•                                          to its knowledge, the Unilever Group is in compliance with applicable U.S. laws and government regulations as they relate to Syria and Sudan;

•                                          business partners of the Unilever Group, including third-party distributors, acknowledge adherence to the Unilever Responsible Sourcing Policy, which states, among other things, that business is conducted lawfully; and

•                                          employees of the Unilever Group certify annually to compliance with the Unilever Code of Business Principles, which states, among other things, that Unilever companies and their employees are required to comply with the laws and regulations of the countries in which they operate.

Based on the foregoing, as well as the quantitative immateriality of the de minimis amount of revenues derived from Syria and Sudan as discussed above, the Unilever Group believes that its contacts with these countries are not material and do not pose material investment, financial, reputational or share value risk.

Thank you for your assistance thus far. Your prompt review of our response would be greatly appreciated. We are available to discuss any of the foregoing and to the extent that you have any questions please do not hesitate to contact Matthew Cannon at +44 207 822 5059 or matthew.cannon@unilever.com.

Yours sincerely,

/s/ Graeme Pitkethly

Graeme Pitkethly

Chief Financial Officer

Unilever PLC & Unilever N.V.

cc:	David Schwartz, Associate General Counsel — Corporation and Transactions, Unilever United States, Inc.
Paul Korolkiewicz, KPMG LLP
Eric Van Leeuwen, KPMG Accountants N.V.
Thomas B. Shropshire, Jr, Linklaters LLP